J Sainsbury plc

82-913

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EC1N 2HT

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Securities Exchange Commission
Office of the International Corporate Finance
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Date: 14 March 2005

Dear Sir

J Sainsbury plc appoints new chief financial officer

Please find enclosed copies of the above announcements made to the London Stock Exchange on 14 March 2005.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

Enc

J Sainsbury plc

14 March 2005

J Sainsbury plc appoints new chief financial officer

Darren Shapland (38) has been appointed chief financial officer for Sainsbury's and will join both the supermarket's operating and plc boards. The effective date of this appointment has not yet been determined.

Darren joins from Carpetright plc where he has been group finance director since 2002. He has a strong track record in retail brands having previously been finance director for Superdrug Stores plc and spent 12 years in a variety of operational and financial posts with Arcadia plc (previously Burton Group).

Darren replaces Roger Matthews who announced his intention to leave Sainsbury's in October 2004. Roger will stay with the company until after the preliminary results in May 2005.

Justin King, chief executive said: "I'm delighted that Darren will be joining Sainsbury's. He has excellent experience in the retail sector and has undertaken a number of hands-on and broad financial roles. He will be a great asset to Sainsbury's and the company's management team as we continue to implement the plans outlined last October."

Darren Shapland said: "I believe the Sainsbury's brand has great potential and look forward to being able to play a key role in the company's future plans."

Philip Hampton, chairman of Sainsbury's said, "I'm pleased to welcome Darren to the plc board and look forward to working with him. I'd also like to thank Roger Matthews for his significant contribution to Sainsbury's during a time of great change for the company."

Notes

- Roger Matthews joined J Sainsbury plc in 1999 from Compass plc.
- Darren's base salary will be £400k and he will be enrolled in Sainsbury's annual bonus plan and other approved executive share schemes.
- **Career summary for Darren Shapland**
  2002 to date: Carpetright plc Group Finance Director
  2000 - 2002: Superdrug Stores plc Finance Director
  1988 - 2000: Arcadia plc (formerly Burton Group) A number of posts including Joint Managing Director, Arcadia Home Shopping; Finance Director of Arcadia brands: Finance Director, Top Shop/Top Man (Burton Group) and Director of Supply Chain Programme, (Burton Group).
- In accordance with Rule 16.8 of the listing rules, when the effective date is known a stock exchange annoucment will be made

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